Sub-Item 77C: Submission of matters to a vote of security holders

Shareholder Meeting Results (Unaudited)

The following proposal was addressed and approved at a Special Meeting of Shareholders held on September 3, 2008.

Proposal to approve a plan of reorganization providing for the acquisition of all the assets and liabilities of Hartford Mortgage Securities HLS Fund (the “Acquired Fund”) by Hartford U.S. Government Securities HLS Fund (the “Acquiring Fun,” solely in exchange for shares of the Acquiring Fund, followed by a complete liquidation of the Acquired Fund.

Fund       For  Against  Abstain
Hartford Mortgage Securities HLS Fund 32,803,933.283 1,264,373.455 4,167,673.398